

April 15, 2014

Via E-mail
Ms. Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY  10006

> **Re:** **Poage Bankshares, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed April 14, 2014**
> **Filed by Stilwell Value Partners II, L.P. et al.**
> **File No. 001-35295**

Dear Ms. Parisi:

We have reviewed your filing and have the following comments.

General

1.    Under Rule 14a-4(d)(4)(i), you may seek authority to vote for company nominees, so long as you seek authority to vote in the aggregate for the number of director positions then subject to election.  The proxy card indicates that you intend to use proxy authority to vote for "the person" who has been nominated by the company for election, other than Mr. Moore.  The rule requires you to vote for both persons who have been nominated by the company, other than Mr. Moore.  Please confirm that you will clarify this point in future filings.

2.    In your letter to security holders, you state your belief that the company "could have fetched in excess of $20 per share had the board not bought Town" and "could easily have been trading above book value with the right capital management plan and a little patience."  As an initial matter, please characterize the latter statement, and any similar statements, as your belief in future filings.  Furthermore, the inclusion of asset valuations in proxy materials is only appropriate and consistent with Rule 14a-9 when made in good faith and on a reasonable basis.  Please advise, with a view toward disclosure, how you determined the above values.  In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on the projected realizable values.  Refer to SEC Release No. 34-16833 (May 23, 1980).

Ms. Megan Parisi
The Stilwell Group
April 15, 2014
Page 2


You may contact me at (202) 551-3503 if you have any questions regarding our comments.


Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions


cc:    <u>Via E-mail</u>
       Mary Ann Frantz, Esq.
       Miller Nash LLP